UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYNTHETECH, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87162E100

(CUSIP Number)

Michael Conron
Assistant Secretary
W. R. Grace & Co.
7500 Grace Drive
Columbia, MD 21044
(410) 531-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87162E100

1	Name of Reporting Person: W. R. GRACE & CO. S.S. or I.R.S. Identification No. of Above Person 65-0773649

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,348,352

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,348,352

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 9.19% (1)

14	Type of Reporting Person (See Instructions): CO

(1)      The calculation of this percentage is based on 14,664,614 shares of Common Stock  issued and outstanding as of September 13, 2010.

CUSIP No.: 87162E100

1	Name of Reporting Person: W. R. GRACE & CO.-CONN. S.S. or I.R.S. Identification No. of Above Person 13-5114230

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,348,352

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,348,352

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 9.19% (1)

14	Type of Reporting Person (See Instructions): CO

(1)     The calculation of this percentage is based on 14,664,614 shares of Common Stock issued and outstanding as of September 13, 2010.

CUSIP No.: 87162E100

1	Name of Reporting Person: MALLARD ACQUISITION CORP. S.S. or I.R.S. Identification No. of Above Person Not applicable.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,348,352

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,348,352

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 9.19% (1)

14	Type of Reporting Person (See Instructions): CO

(1)      The calculation of this percentage is based on 14,664,614 shares of Common Stock issued and outstanding as of September 13, 2010.

1.	Security and Issuer
2.	Identity and Background
3.	Source and Amount of Funds or Other Considerations
4.	Purpose of Transaction
5.	Interests in the Securities of the Purchaser
6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
7.	Material to be Filed as Exhibits
SIGNATURE
1	Agreement and Plan of Merger
2	Voting Agreement
3	Joint Filing Agreement

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Synthetech Inc., an Oregon corporation (“Synthetech”). The principal executive offices of Synthetech are located at 1290 Industrial Way, Albany, Oregon 97321-0210.

Item 2.	Identity and Background

(a), (b), (c) and (f):  This Statement is being filed by (i) W. R. Grace & Co., a Delaware corporation (“Grace”), (ii) its direct wholly-owned subsidiary, W. R. Grace & Co.-Conn. (“Grace-Conn”) and (iii) its indirect, wholly-owned subsidiary, Mallard Acquisition Corp., a Delaware corporation (“Mallard”). Grace, Grace-Conn and Mallard are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

The principal executive offices of the Reporting Persons are located at 7500 Grace Drive, Columbia, MD 21044. Information as to each of the executive officers and directors of the Reporting Persons is set forth on Schedule I hereto, which is incorporated herein by reference.

(d) and (e):  During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers identified on Schedule I to this Statement, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Each Reporting Person may be deemed to have acquired beneficial ownership of 1,348,352 shares of Common Stock pursuant to the Voting Agreements (as defined below).

The Voting Agreements were entered into as a condition to Grace-Conn’s and Mallard’s willingness to enter into and perform its obligations under the Merger Agreement. Grace-Conn and Mallard have requested that each Stockholder (as defined below) enter into a Voting Agreement, and each Stockholder has agreed to do so in order to induce Grace-Conn and Mallard to enter into, and in consideration of their entering into, the Merger Agreement. None of the Reporting Persons paid additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. The Voting Agreements are described in more detail below in Item 4 of this Statement.

Item 4.	Purpose of Transaction

(a), (b), (d) and (g):

Merger Agreement

Grace-Conn, Mallard and Synthetech have entered into an Agreement and Plan of Merger dated September 13, 2010 (the “Merger Agreement”).  Pursuant to the Merger Agreement, (i) Mallard will be merged with and into Synthetech (the “Merger”) with Synthetech continuing as the surviving corporation and a direct, wholly-owned subsidiary of Grace-Conn and indirect wholly-owned subsidiary of Grace, subject to certain closing conditions.  Upon closing of the Merger, the board of directors and executive officers of Mallard will be the directors and executive officers of Synthetech.  The Merger Agreement contains provisions that limit the ability of Synthetech to enter into alternative change of control transactions except as provided in the Merger Agreement.

Voting Agreements

Concurrently with entering into the Merger Agreement, Grace-Conn and Synthetech entered into Voting Agreements (the “Voting Agreements”) with certain executive officers and directors of Synthetech (the “Stockholders”) as follows:  Charles B. and Linda D. Williams, Gary Weber, Howard Farkas, Brett S. Reynolds, Hans Noetzli, Donald E. Kuhla, Gregory R. Hahn, Paul C. Ahrens, Daniel T. Fagan and Frederic Farkas.

Pursuant to the Voting Agreements, each Stockholder has agreed, among other things, to vote shares of Common Stock held by him on the date of the Voting Agreement or acquired after that date (the “Subject Shares”) (i)  in favor of the adoption of the Merger

Agreement, (ii) against any Company Alternative Proposal (as defined in the Merger Agreement) or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or other transactions contemplated by the Merger Agreement, (iii) against any other action that is intended or could reasonably be expected to materially prevent, impede, interfere with or delay the transactions contemplated by the Merger Agreement and (iv) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement.  Each Stockholder’s Voting Agreement also restricts the transfer of the Subject Shares held by such Stockholder.  The covenants and agreements to vote the Subject Shares held by each Stockholder pursuant to his respective Voting Agreement will terminate upon the earlier of (i) receipt of the Company Stockholder Approval (as defined in the Merger Agreement) or (ii) the termination of the Merger Agreement.

The foregoing summary description of the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement and Form of Voting Agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.

(c),  (e) and (f):  Not applicable.

(h):  Upon consummation of the Merger, the Common Stock will no longer be publicly traded on the OTC Bulletin Boards.

(i):   Upon consummation of the Merger, the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j):   Not applicable.

Item 5.	Interests in the Securities of the Issuer

(a) and (b):  Based on information provided by the Stockholders, an aggregate of 1,348,352 shares of Common Stock representing approximately 9.19% of the outstanding shares of Common Stock as of September 13, 2010, are subject to the Voting Agreements. The Reporting Persons share voting power over such shares of Common Stock. The information set forth in Item 4 is incorporated herein by reference.

(c):  Except for the Merger Agreement and the Voting Agreements, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I to this Schedule 13D, have effected any transaction in shares of Common Stock during the past 60 days.

(d):  To the knowledge of the Reporting Persons, no other person, other than, with respect to the Subject Shares held by a Stockholder, such Stockholder, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e):  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3 and 4, and the agreements incorporated by reference in this Schedule 13D and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Synthetech, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities of Synthetech.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Agreement and Plan of Merger, dated as of September 13, 2010, by and among W. R. Grace & Co.-Conn., Mallard Acquisition and Synthetech, Inc.

Exhibit 2	Voting Agreements by and among W. R. Grace & Co.-Conn., Synthetech, Inc. and the stockholders named in Item 4 to this Statement.

Exhibit 3	Joint Filing Agreement dated September 22, 2010, among W. R. Grace & Co., W. R. Grace & Co.-Conn. and Mallard Acquisition Corp., pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

W. R. GRACE & CO.

	By:	/s/ Mark A. Shelnitz
		Name:	Mark A. Shelnitz
		Title:	Vice President

W. R. GRACE & CO.-CONN.

	By:	/s/ Mark A. Shelnitz
		Name:	Mark A. Shelnitz
		Title:	Vice President

MALLARD ACQUISITION CORP.

	By:	/s/ Mark A. Shelnitz
		Name:	Mark A. Shelnitz
		Title:	Vice President

Date: September 22, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Reporting Persons. The business address and phone number of each such director and executive officer is c/o W. R. Grace & Co. 7500 Grace Drive, Columbia, MD 21044 (410) 531-4000.  All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

W. R. GRACE & CO.:

Name and Position	Present Principal Occupation or Employment and Employment History
John F. Akers Director

 Mr. Akers served as Chairman of the Board and Chief Executive Officer of International Business Machines Corporation from 1985 until his retirement in 1993. He is also a director of Lehman Brothers Holdings, Inc.

H. Furlong Baldwin Director

Mr. Baldwin served as a director of Mercantile Bankshares Corporation from 1970 to 2003, as Chairman of the Board from 1984 to 2003 and as President and Chief Executive Officer from 1976 to 2001. Mr. Baldwin is Chairman of NASDAQ OMX Group, Inc., and is a director of Platinum Underwriters Holdings, Ltd. and Allegheny Energy Inc.

Ronald C. Cambre Director

Mr. Cambre is retired Chairman of the Board and Chief Executive Officer of Newmont Mining Corporation. He joined Newmont as Vice Chairman and CEO in 1993 and retired as CEO in 2000 and as Chairman in 2001. Mr. Cambre is Chairman of the Board of McDermott International, Inc. He is also a director of Cliffs Natural Resources Inc.

Alfred E. Festa Director Chairman of the Board, President and Chief Executive Officer

Mr. Festa joined Grace in 2003 as President and Chief Operating Officer. He was elected Chief Executive Officer in 2005 and Chairman in January 2008. Prior to joining Grace, Mr. Festa was a partner of Morganthaler Private Equity Partners, a venture capital and buyout firm from 2002 to 2003. From 2000 to 2002, he was with ICG Commerce, Inc., a private company providing on-line procurement services, where he last served as President and Chief Executive Officer. Prior to that,  he served as Vice President and General Manager of AlliedSignal’s (now Honeywell) performance fibers business. Mr. Festa is a director of NVR, Inc., a publicly held home builder.

Marye Anne Fox Director

Dr. Fox has been Chancellor of the University of California San Diego and Distinguished Professor of Chemistry at that institution since 2004. She was Chancellor of North Carolina State University from 1998 to 2004. She is also a director of Boston Scientific Corporation and Red Hat, Inc.

John J. Murphy Director

Mr. Murphy served as Chairman of the Board of Dresser Industries, Inc., a supplier of products and technical services to the energy industry, until 1996. From 1997 to 2000, he was a Managing Director of SMG Management L.L.C., a privately owned investment group.

Christopher J. Steffen Director

Mr. Steffen most recently served as Vice Chairman of Citicorp and its principal subsidiary, Citibank N.A. Since his retirement in 1996, he has been a consultant to a number of companies and public accounting firms and served on committees advising the Financial Accounting Standards Board. Mr. Steffen is also a director of Accelrys, Inc., ViaSystems, Inc. and several private companies in which he has an ownership stake.

Mark E. Tomkins Director

Mr. Tomkins served as Senior Vice President and Chief Financial Officer of Innovene, a petrochemical and oil refining company that is now part of the INEOS Group, from 2005 until January 2006. He served as CFO of Vulcan Materials Company from 2001 to 2005.  He is currently a private investor.  Mr. Tomkins is a member of the Board of Directors of CVR Energy, Inc., a publicly held oil refining company and Elevance Renewable Sciences Inc.

Thomas A. Vanderslice Director

Mr. Vanderslice served as Chairman and Chief Executive Officer of M/A-COM, Inc., a designer and manufacturer of radio frequency and microwave components, devices and subsystems for commercial and defense applications, from 1989 until 1995. He is currently a private investor. As Lead Independent Director, Mr. Vanderslice presides at all executive sessions of the Board.

D. Andrew Bonham Vice President & President, Grace Construction Products	Mr. Bonham has been actively engaged in Grace’s business for the past five years.

William M. Corcoran Vice President, Public & Regulatory Affairs	Mr. Corcoran has been actively engaged in Grace’s business for the past five years.

W. Brian McGowan Senior Vice President	Mr. McGowan has been actively engaged in Grace’s business for the past five years.

Gregory E. Poling Vice President & President, Grace Davison	Mr. Poling has been actively engaged in Grace’s business for the past five years. Mr. Poling served as a director of Foamex International, Inc until January 2010.

Mark A. Shelnitz Vice President, General Counsel & Secretary	Mr. Shelnitz has been actively engaged in Grace’s business for the past five years..

Hudson La Force III Senior Vice President & Chief Financial Officer

Mr. La Force joined Grace in 2008 as Senior Vice President and Chief Financial Officer. Prior to joining Grace, he was Chief Operating Officer and Senior Counselor to the Secretary at the U.S. Department of Education. Prior to entering public service in 2005, Mr. La Force held general management and financial management positions of increasing responsibility at Dell Inc. and AlliedSignal, Inc. (now Honeywell). Mr. La Force is a member of the advisory board of Madison Capital Partners, a Chicago-based private equity firm.

Pamela K. Wagoner Vice President and Chief Human Resources Officer	Ms. Wagoner joined Grace in 2009 as Vice President and Chief Human Resources Officer. Prior to joining Grace, she was Senior Vice President, Human Resources at Host Hotels & Resorts, Inc. since 2003.

W. R. GRACE & CO-CONN.:

Name and Position	Present Principal Occupation or Employment and Employment History

Alfred E. Festa Director, President & Chief Executive Officer	See above.

D. Andrew Bonham Vice President & President, Grace Construction Products	See above.

William M. Corcoran Vice President, Public & Regulatory Affairs	See above.

W. Brian McGowan Senior Vice President	See above.

Gregory E. Poling Vice President & President, Grace Davison	See above.

Mark A. Shelnitz Director, Vice President, General Counsel & Secretary	See above.

Hudson La Force III Director, Senior Vice President & Chief Financial Officer	See above.

Pamela K. Wagoner Vice President and Chief Human Resources Officer	See above.

MALLARD ACQUISITION CORP.:

Name and Position	Present Principal Occupation or Employment and Employment History

Alfred E. Festa Director and President	See above.

Hudson La Force III Director, Vice President & Treasurer	See above.

Mark A. Shelnitz Director, Vice President & Secretary	See above.